Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact: 336-584-5171                    Shareholder Direct:   800-LAB-0401
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         Media - Cynthia Jay, Ext. 6652                        www.labcorp.com
         Investors - Pamela Sherry, Ext. 4855

     LABCORP-REGISTERED TRADEMARK-EXPANDS LEADERSHIP POSITION IN GENETIC
                             PATERNITY TESTING

     Burlington, NC, December 28, 1998 - Laboratory Corporation of America-registered trademark-Holdings (LabCorp-registered trademark-) (NYSE: LH) has recently been awarded a contract by the Office of the Attorney General in
Texas to perform genetic paternity testing services.  Houston, Dallas/Ft.
Worth and San Antonio, the three largest metropolitan areas in the state, are included in the contract. The company is also the only laboratory performing paternity testing for Texas interstate casework. Additionally, LabCorp has been awarded a contract to provide similar testing for the State Child
Support Enforcement Agency in North Carolina. It has also expanded its caseload in Illinois and New Jersey by obtaining the exclusive rights to perform parentage testing in Cook County for the Illinois Child Support Enforcement Division and has been designated the preferred provider of paternity testing services for the state of New Jersey.
    With approximately 900 company-owned patient service centers comprising LabCorp's service network throughout the United States, the company is unique in its ability to respond to the growing need for parentage evaluation.  "As a result of these successes, in 1999 we fully expect to further strengthen our leadership position in paternity testing in the nation," said Dr. Ellen Moscovitz, vice president and general
manager of identity and paternity business at LabCorp.   "Another thing
that has made our position stronger in this area is our ability to do bloodless specimen collection," explained Dr. Moscovitz. "We currently collect the majority of all paternity specimens with buccal swabs inside the mouth, which eliminates the inconvenience associated with drawing blood, as well as preventing discomfort, which is invaluable when working with children."
     Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.5 billion in 1997. With more than 18,000 employees and over 200,000 clients nationwide, the company offers more than 1,700 clinical tests, ranging from simple blood analyses to more sophisticated technologies. In addition to the major testing sites, the Center for Molecular Biology and Pathology, LabCorp's leading edge esoteric testing facility located in Research Triangle Park, North Carolina, develops applications for Polymerase Chain Reaction (PCR) technology, a revolutionary technique used to produce some of the most sensitive diagnostic tests ever developed. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, long-term care facilities, companies, and other clinical laboratories.
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